January 27, 2023
Via EDGAR Transmission
Alan Campbell
Tyler Howes
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vallon Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed December 23, 2022
File No. 333-268977
Dear Sirs:
On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated January 19, 2023 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4, filed with the Commission on December 23, 2022. Responses to the comments in the Comment Letter are set forth in this letter, and the Company is concurrently submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”).
Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italics and provided the Company’s responses to such comments immediately thereafter. Except for any page references appearing in the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.
Registration Statement on Form S-4 filed December 23, 2022
Cover Page
1.    Please prominently disclose here the expected ownership percentage of Altium Growth Fund, LP following the Merger assuming all warrant exercises and receipt of all escrowed shares as you have done on pages 2 and 147. Please also make similar revisions throughout the prospectus where ownership percentages are disclosed as well as in your "Equity Financing and Series T Warrant Exercises" section.
Response:    In response to the Staff’s comment, we have revised the disclosure on the cover page and pages 3, 4, 19, 29, 32, 134, 135, 154, 155 and 157 of the Amended Registration Statement accordingly.

Questions and Answers About the Merger, page 1
2.    Please revise your disclosure in this section, and elsewhere in the prospectus, as appropriate, to disclose the status of your conversations with Nasdaq, including the impact that a potential delisting would have on the Merger.
Response:    In response to the Staff’s comment, we have revised pages 5, 35 and 36 of the Amended Registration Statement accordingly.
3.    Please revise your disclosure in this section, and elsewhere in the prospectus, as appropriate, to briefly discuss whether the execution of the Reverse Split would impact the percentage of stock owned in the combined company by Vallon’s current stockholders following the Merger.
Response:    In response to the Staff’s comment, we respectfully advise the Staff that the execution of the Reverse Split would not have an impact on the percentage of stock owned in the combined company by Vallon’s current stockholders following the Merger. As such, we have not made any amendments to the disclosure.
4.    Please revise your disclosure in this section to include a question and answer, or multiple questions and answers, specifically addressing the following points:
    Disclose potential exchange ratios at (i) various levels of Vallon’s net cash and (ii) potential required reductions to Vallon’s valuation required in order to meet Nasdaq’s listing requirements. In your revisions, please show ownership in the combined company among GRI’s equityholders, Vallon’s equityholders and the Investor.
    Disclose whether you anticipate that Vallon’s valuation will need to be reduced in order to meet the initial listing requirements of Nasdaq, based upon currently available information and the current trading price of Vallon’s common stock.
    Disclose potential exercise prices of the Series A-1, A-2 and T Warrants based upon currently available information, including the potential for cashless exercises.
    Disclose fully-diluted ownership in the combined company, including the Series A-1, A-2 and T Warrants.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 1 through 5 of the Amended Registration Statement accordingly.
Q: Who will be the directors of Vallon following the Merger?, page 5
5.    When available, please disclose the anticipated directors of the combined company.
Response:    In response to the Staff’s comment, we respectfully advise the Staff that we have currently disclosed the names of the directors that we expect to be appointed to the combined company and will publicly disclose the remaining directors once such individuals are identified.

Prospectus Summary
Opinion of Vallon’s Financial Advisor, page 15
6.    Please revise your disclosure here and throughout the prospectus where the fairness opinion is described to reflect your statement on page 103 that, at the request of the Vallon Board, for the purposes of its opinion, Ladenburg assumed that no "Adjustment" (as defined on page 103) would occur despite management of Vallon advising Ladenburg that, as of the date of the opinion, such an Adjustment would be required. Please also revise here and on page 103 to explain why the Vallon Board instructed Ladenburg to prepare its opinion without incorporating an Adjustment, despite Vallon's management advising that an Adjustment would be required.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 18, 19 and 108 of the Amended Registration Statement to reflect the delivery of an updated fairness opinion from Ladenburg, at the request of the Vallon Board, which assumes a potential downward Adjustment to the Vallon Base Equity Value to the $5.0 million floor.  Furthermore, in light of the recent trading performance of Vallon’s common stock that has approximated $0.30 for the last several days, we have revised relevant information throughout the Amended Registration Statement, including the Exchange Ratio, Vallon Base Equity Value and pro forma financials presentation to assume a per share Vallon Common Stock price of $0.30, as we believe this per share price more accurately reflects the anticipated Exchange Ratio and Vallon Base Equity Value at the closing of the Merger.
7.    We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex G, that the opinion is intended for the sole benefit of Vallon's board of directors. Please remove this statement.
Alternatively, please disclose the legal basis for your and Ladenburg's belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect of on rights and responsibilities of Vallon's board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either Ladenburg or Vallon's board under federal securities laws.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 18 and 108 of the Amended Registration Statement accordingly.
Risk Factors
Litigation relating to the Merger could require Vallon or GRI to incur significant costs…, page 30
8.    Please revise this risk factor to disclose if the parties are aware of any litigation related the merger agreement. To the extent the parties are not aware of any litigation, please include an affirmative statement to that effect.
Response:    In response to the Staff’s comment, we have revised the disclosure on page 35 of the Amended Registration Statement accordingly.

The Merger
Background of the Merger, page 93
9.    Please revise your disclosure to state why Vallon's management chose to re-engage in discussions with Company A in early September ahead of re-engaging in discussions with GRI and describe the terms upon which Vallon and Company A were unable to reach agreement.
Response:    In response to the Staff’s comment, we have revised the disclosure on page 101 of the Amended Registration Statement accordingly.
10.    We note your statement that changes to GRI's proposal included a revised budget that could achieve major milestones with less pending than originally proposed and a willingness to revise relative valuation and ownership in the merged company. Please quantify both the valuation in GRI's initial proposal and final valuation attributed to GRI. To the extent there is a material difference in the initial and final valuation, include disclosure explaining the reasoning for such changes. Please also revise this section to include a more fulsome discussion of the negotiations of the Exchange Ratio. Finally, please revise to describe the details of the revised budget and the major milestones included therein.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 101, 102 and 103 of the Amended Registration Statement accordingly.
11.    Please revise your disclosure in this section to describe the discussions and negotiations with the Investor leading to the Equity Financing.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 99, 101, 102 and 103 of the Amended Registration Statement accordingly.
Vallon Reasons for the Merger, page 97
12.    Your disclosure here and on page 14 indicates that the Exchange Ratio formula is based on a Vallon valuation of $26.0 million. However, disclosure elsewhere in the prospectus, including on page 1, indicates that the Exchange Ratio formula is based on a Vallon valuation of $29.0 million. Please reconcile your disclosure or advise.
Response:    In response to the Staff’s comment, we have reviewed the disclosure and confirmed that all instances reference Vallon’s valuation at a total of $26.0 million. We respectfully advise the Staff that the discrepancy in the Company’s valuations is due to the downward adjustment based upon the Company’s expected negative net cash on the Closing Date, so that in some instances, the valuation is indicated as $29.0 million less $3.0 million in negative net cash whereas in others the valuation is indicated as $26.0 million (which assumes the negative cash reduction).
Opinion of Vallon’s Financial Advisor, page 102
13.    We note your disclosure on page 103 that Ladenburg Thalmann & Co. Inc. reviewed GRI's projections for purposes of its analyses. Please disclose these projections and any "internal financial analyses" upon which Ladenburg Thalmann & Co. relied to render its fairness opinion.
Response:    In response to the Staff’s comment, we have revised the disclosure on page 109 of the Amended Registration Statement accordingly.

The Merger Agreement
Conditions to the Completion of the Merger, page 137
14.    Please revise to clearly identify which conditions the parties may waive and proceed with the merger agreement.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 143 through 148 of the Amended Registration Statement accordingly.
Description of GRI’s Business, page 167
15.    Please revise this section, where appropriate, to include a discussion of the manufacture and supply of your product candidates. To the extent material, please ensure that your discussion reflects your statement on page 78 that you are reliant on a sole supplier, or, in some cases, a limited number of suppliers, for the manufacture of your product candidates.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 188 and 191 of the Amended Registration Statement accordingly.
Overview, page 167
16.    We note your statement that you are initiating a Phase 1a/1b trial of GRI-0803 and your disclosure here and on page 169 that you anticipate topline results from this trial to be available in the second quarter of 2024. However, we note that you do not appear to have an active IND for this trial. Please refrain from making predictions that assume successful clearances of INDs or successful clinical trials. You may state when you intend to submit your IND for this trial.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 177 and 179 of the Amended Registration Statement accordingly.
Our Pipeline, page 168
17.    Please revise your pipeline table to shorten bar for GRI-0803 as disclosure on page 180 indicates that you have not yet submitted an IND for this candidate, or advise. Please also remove the blue arrows and text from the pipeline arrows. Finally, based on your disclosure on pages 54 and 109, neither GRI-0124 nor GRI-0729 is currently in development. Please remove these candidates from your pipeline table. We do not object to narrative discussion of GRI-0124 and GRI-0729 in the GRI Business section.
Response:    In response to the Staff’s comment, we have revised the disclosure on page 178 of the Amended Registration Statement accordingly.
18.    Please revise here, or elsewhere in the Business section, as appropriate, to discuss in further detail the results from your pilot Phase 2a trial of GRI-0621, including whether the trial achieved its endpoints, the frequency and nature of any observed adverse events and if adverse events were linked to treatment.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 187 and 188 of the Amended Registration Statement accordingly.

Description of Vallon Capital Stock
Choice of Forum, page 255
19.    Please include a risk factor discussing the risks to investors arising from the Choice of Forum provision of Vallon's certificate of incorporation. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the Choice of Forum provision in the certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
Response:    In response to the Staff’s comment, we have revised the disclosure on pages 56 and 57 of the Amended Registration Statement accordingly.
Exhibits
20.    Please file the consent of Ladenburg Thalmann & Co. Inc. as an exhibit to this registration statement. For guidance, refer to Item 601 of Regulation S-K.
Response:    In response to the Staff’s comment, we respectfully advise the Staff that the consent of Ladenburg Thalmann & Co. Inc. is contained within the Opinion itself and a reference shall be made in the exhibit index in the Amended Registration Statement to such consent.
We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

Very truly yours,

THOMPSON HINE LLP

cc:	David Baker, Vallon Pharmaceuticals, Inc.
Faith L. Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP